[redacted]

08030916

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33805

8-38264

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LaSalle Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 LaSalle Street
(No. and Street)

Chicago	Illinois	60603
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Romano (617) 434-6410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

125 High Street	Boston	MA	02110
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 07 2008
THOMSON FINANCIAL

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 31 2008
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Romano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LaSalle Financial Services, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

HELEN M LYMAN
Notary Public
Commonwealth of Massachusetts
My Commission Expires Jan. 25, 2013

Signature

CFO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LaSalle Financial Services, Inc.

(A wholly-owned subsidiary of LaSalle Bank, N.A.)
Statement of Financial Condition
December 31, 2007
(With Report of Independent Auditor's Report)

LaSalle Financial Services, Inc.
(A wholly-owned subsidiary of LaSalle Bank, N.A.)
Statement of Financial Condition
December 31, 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
125 High Street
Boston MA 02110
Telephone (617) 530 5000
Facsimile (617) 530 5001

Report of Independent Auditors

To the Board of Directors and Shareholder of
LaSalle Financial Services, Inc.:

In our opinion, the accompanying consolidated statement of financial condition presents fairly, in all material respects, the financial position of LaSalle Financial Services, Inc., a wholly-owned subsidiary of LaSalle Bank, N.A., and its subsidiaries (the "Company"), at December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those statements require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 28, 2008

LaSalle Financial Services, Inc.
(A wholly-owned subsidiary of LaSalle Bank, N.A.)
Statement of Financial Condition
December 31, 2007

Assets	
Cash and cash equivalents	$188,700,224
Cash segregated for regulatory purposes	7,936,666
Securities owned	50,902,436
Receivable from brokers, dealers and clearing organizations	2,424,630
Deferred tax asset, net	3,264,687
Other assets	1,845,749
Total Assets	$255,074,392
Liabilities and Shareholder's Equity	
Liabilities:	
Accrued compensation and benefits payable	$ 21,760,659
Accounts payable	1,365,610
Other liabilities	247,858
Total liabilities	23,374,127
Shareholder's Equity:	
Common stock, no par value:	
Shares authorized, issued and outstanding: 1,000	$ 1
Additional paid-in-capital	151,825,220
Retained earnings	79,875,044
Total shareholder's equity	231,700,265
Total Liabilities and Shareholder's Equity	$255,074,392

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Basis of Presentation

LaSalle Financial Services, Inc., (the "Company") is a wholly-owned subsidiary of LaSalle Bank, N.A. (the "Parent") which is an indirect wholly-owned subsidiary of LaSalle Bank Corporation (the "Corporation"). The Company is incorporated in the state of Delaware and is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority, Inc. (the "FINRA"). The Company clears customer transactions with clearing brokers on a fully disclosed basis. The Company provides full and discount brokerage services to customers located throughout the United States. The Company is also registered with the SEC as an investment adviser pursuant to the Investment Advisers Act of 1940, as amended.

On October 1, 2007, Bank of America Corporation acquired all the outstanding shares of ABN AMRO North America Holding Company, parent of LaSalle Bank Corporation and indirect parent of LaSalle Bank N.A., for $21.0 billion in cash.

2. Summary of Significant Accounting Policies

Management Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Customer Transactions
Customer transactions are recorded on a settlement-date basis, with related revenues and expenses recorded on a trade-date basis.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an initial maturity of three months or less to be cash equivalents for purposes of the consolidated statement of cash flows. Cash and cash equivalents include deposits with the Parent and investments in money market funds sponsored and advised by Columbia Funds an affiliate of the Company (Note 5). Investments are recorded on a trade date basis and are carried at fair value.

Cash Segregated
In accordance with SEC Rule 15c3-3, the Company maintains a special reserve account for the exclusive benefit of its customers. Pursuant to the Company's 15c3-3 calculation in supplemental Schedule II, $1,219,320 was required to be on deposit at December 31, 2007.

Securities Owned
Securities owned represent positions held by the Company with their clearing brokers. These transactions are recorded on a trade date basis and are stated at fair value with the resulting net gain or loss reflected in earnings. Quoted market prices provided by the clearing brokers are used to determine fair value.

Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase
Securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements) were accounted for as collateralized financing transactions and were recorded at the amounts for which the securities were subsequently resold or repurchased, plus accrued interest. These types of transactions arose through the normal course of business prior to October 31, 2007. There were no additional resale or repurchase agreements entered into after that date.

Furniture, Equipment and Leasehold Improvements
Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation. Assets are depreciated using the straight-line method over their estimated useful lives.

Commissions
Commissions primarily include fees from executing and clearing client transactions. These revenues and related clearing expenses are recognized on a trade-date basis. Commissions also include fees received pursuant to mutual fund shareholder administration and servicing distribution plans, as well as income earned from certain fee-based investment products. Annuity income is recognized as earned and represents commissions on sales of annuity products.

Principal Transactions
Securities owned and securities sold, not yet purchased are recorded on a trade date basis and are stated at fair value. The Company's valuation policy is to use quoted market prices from independent sources where they are available and reliable. If quoted prices are not available, fair values are estimated on the basis of dealer quotes, or quoted prices for instruments with similar characteristics. Unrealized gains and losses on securities owned and securities sold, not yet purchased are reflected in principal transactions.

Underwriting
Underwriting revenue includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking advisory fees are recorded when the services to be performed are completed, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determined.

Interest Revenue / Expense
The Company recognizes contractual interest on securities owned, securities sold, not yet purchased and secured financing transactions on an accrual basis as a component of interest revenue and interest expense, respectively.

Other Income
Other income includes fees on the remarketing and servicing of collateralized debt obligation investments.

Income Taxes
The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes" (SFAS 109) as interpreted by FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" (FIN 48), resulting in two components of income tax expense: current and deferred. Current income tax expense approximates taxes to be paid or refunded for the current period. Deferred income tax expense results from changes in deferred tax assets and liabilities between periods These gross deferred tax assets and liabilities represent decreases or increases in taxes expected to be paid in the future because of future reversals of temporary differences in the basis of assets and liabilities as measured by tax laws and their basis as reported in the financial statements.

Under FIN 48, income tax benefits are recognized and measured based upon a two-step model: 1) a tax position must be more likely-than-not to be sustained based solely on its technical merits in order to be recognized, and 2) the benefit is measured as the largest dollar amount of that position that is more-likely-than-not to be sustained upon settlement. The difference between the benefit recognized for a position in accordance with this FIN 48 model and the tax benefit claimed on a tax return is referred to as an unrecognized tax benefit "UTB". The Company accrues income-tax-related interest and penalties (if applicable) within income tax expense.

The Company's operating results are included in the consolidated federal income tax return of the Corporation. The method of allocating federal income tax expense is determined under a tax allocation agreement between the Company and the Corporation. This allocation agreement specifies that income tax expense will be computed for all subsidiaries on a separate company method, taking into account tax planning strategies and the tax position of the consolidated group

Recently Issued Accounting Pronouncements
Effective January 1, 2007, the Corporation adopted SFAS No. 157, "Fair Value Measurements" (SFAS 157) and SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" (SFAS 159). SFAS 157 defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States (GAAP) and enhances disclosures about fair value measurements. Fair value is defined under SFAS 157 as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 159 allows an entity the irrevocable option to elect fair value for the initial and subsequent measurement for certain financial assets and liabilities on a contract-by-contract basis. Subsequent changes in fair value of these financial assets and liabilities are recognized in earnings when they occur. The adoption of SFAS 157 did not have a material impact on the Company's financial condition and results of operations.

Effective January 1, 2007, the Company adopted FIN 48. FIN 48 clarifies the accounting and reporting for income taxes where interpretation of the tax law may be uncertain. FIN 48 prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of income tax uncertainties with respect to positions taken or expected to be taken in income tax returns. The adoption of FIN 48 did not have a material

impact on the Company's financial condition and results of operations. For additional information on income taxes, see Note 7 – Income Taxes to the Consolidated Financial Statements.

3. Securities Owned

Securities owned at December 31, 2007 are reported at fair value as presented below:

	Securities Owned
Corporate stock and other	1,572,436
State and municipal obligations	49,330,000
	$ 50,902,436

4. Furniture, Equipment and Leasehold Improvements

Major classifications of these assets at December 31, 2007 are summarized as follows:

	Estimated Useful Life	
Furniture	12 years	$ 69,223
Equipment	3-5 years	1,524,123
Leasehold improvements	10-20 years	5,420
Capitalized software	3-5 years	816,387
		2,415,152
Accumulated depreciation		2,387,384
		$ 27,768

5. Related Party Transactions

In the ordinary course of business, the Company deals with the Parent and other affiliated companies and persons. These transactions and balances are summarized below.

Counter Party	Financial Statement Line Item	12/31/2007 Balance
Assets		
Columbia Management	Cash and cash equivalents	$ 151,863,164
LaSalle Bank	Cash and cash equivalents	6,438,320
Total		$ 158,301,484
Income		
Columbia Management	Other revenue	$ 300,757
ABN AMRO Funds	Other revenue	72,899
ABN AMRO Funds	Other revenue	1,461,040
ABN AMRO Inc	Principal transactions	5,096,691
ABN AMRO Inc	Interest income	4,014,567
Total		$ 10,945,954
Expense		
LaSalle Bank Corp	Fees - affiliates	$ 13,458,632
LaSalle Bank N.A.	Fees - affiliates	2,975,953
ABN AMRO Service Co	Fees - affiliates	7,889,607
Other LaSalle affiliates	Fees - affiliates	3,836,724
ABN AMRO Inc	Clearing fees	8,292,483
ABN AMRO Bank Cayman	Interest expense	6,759,322
Total		$ 43,212,721

Cash and Cash Equivalents
The Company had $6,438,320 of cash on deposit with the Parent at December 31, 2007, which is non-interest bearing. The Company had $151,863,164 in the Columbia Cash Reserves Fund at December 31, 2007, a 1940 Act mutual fund sponsored and advised by an affiliated company.

Parent Services
The Corporation, Parent, and certain affiliates provide management, technology support, and other services to the Company. In addition, certain operating costs are paid by the Parent and billed to the Company. Total charges for these services provided by related parties are included in the accompanying consolidated statement of income as a component of processing and support costs. The Company also maintains lease agreements with various affiliates where the respective affiliate charges the Company for the use of office space. Total charges for these services are included in the accompanying consolidated statement of income as rent expense-affiliates. For

the year ended December 31, 2007, the Company was charged $28,160,9[illegible]6 by affiliated companies for rent and service and related fees.

ABN AMRO Inc ("AAI") clears firm and customer transactions on a fully disclosed basis. Costs of $8,292,483 were charged to the Company by AAI during 2007 for clearing services and are included in the accompanying consolidated statement of income. Prior to October 1, 2007, a revenue sharing agreement was in place between the Company and AAI for certain fixed income transactions. Approximately $5,096,691 was paid to the Company by AAI in 2007.

Revenues
The Company receives shareholder servicing and distribution fees from ABN AMRO Funds (the "Funds"). The Funds are sponsored and advised by affiliates of the Company. Total revenues from the affiliated distributors received during 2007 from these Funds were approximately $1,461,040 and are included in Commission income in the accompanying consolidated statement of income.

Interest income from resale agreements with Affiliates was $4,014,567 in 2007. Interest expense relating to an affiliate line of credit was $6,759,322.

Dividend income on balances invested with an affiliated registered investment company was approximately $373,656 and is included in Other income in the accompanying consolidated statement of income.

Other
The Company's directors and some of its officers and employees also serve as officers and employees of the Parent and its affiliates.

6. Receivable From Clearing Brokers

National Financial Services
The Company has an agreement with National Financial Services, LLC ("NFS") whereby the clearing broker executes the Company's customer transactions, extends margin credit to the Company's customers collateralized by the customers' securities, clears transactions and acts as custodians. The Company earns commissions as an introducing broker for the transactions of the customers. NFS pays the Company the net interest earned on customer margin balances, and charges the Company for brokerage, clearance, exchange fees and other service contract costs. The Company uses NFS's systems to support daily operations.

Amounts receivable from the clearing broker primarily represent amounts due for commissions earned on customer transactions, net of clearance and service contract costs. These amounts arise through normal business operations and are current in nature. The Company's provision for doubtful accounts is recorded within the receivable from clearing brokers and other general operating and administrative expenses in the consolidated statements of financial condition and income, respectively. Such provision relates to the collectibility of customer service charges collected by the clearing broker and remitted to the Company.

The risk of customers' failure to settle securities transactions is borne by the Company. The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of customers to satisfy their contractual obligations. As the clearing

brokers' right to charge the Company for customer failure has no maximum amount and applies to all trades executed on the Company's behalf, the Company believes there is no maximum amount assignable to this indemnification. At December 31, 2007, the Company has recorded no liabilities with regard to this indemnification. During 2007, payments made to the clearing brokers related to this indemnification were immaterial.

To mitigate credit risks, the Company has developed credit-monitoring procedures and has the ability to increase required margin levels for certain securities. The Company monitors margin levels on a daily basis for compliance with regulatory and internal guidelines and requests changes in margin levels, as appropriate. The Corporation has indemnified the clearing brokers against certain losses, including margin losses that the clearing brokers may sustain from customer accounts introduced by the Company. Outstanding margin balances held by the clearing brokers related to the Company's customers were approximately $9,581,651 at December 31, 2007. As the clearing brokers' right to charge the Company for margin losses has no maximum amount and applies to all customer margin loans executed on the Company's behalf, the Company believes there is no maximum amount assignable to this indemnification. At December 31, 2007, the Company has recorded no liabilities with regard to this indemnification. During 2007, payments made to the clearing brokers related to this indemnification were immaterial.

ABN AMRO Incorporated
The Company also has an agreement with ABN AMRO Incorporated ("AAI") whereby AAI executes the Company's principal fixed income transactions, and prior to October 1, 2007, executed financing transactions with AAI and an affiliate. Amounts receivable from AAI primarily represent amounts due for revenue earned on principal transactions, net of clearance and service contract costs. These amounts arise through normal business operations and are current in nature.

7. Income Taxes

The provision for income taxes is summarized as follows:

Current income tax expense	
Federal	$ 395,772
State	312,903
Total current tax expense	$ 708,675
Deferred income tax expense (benefit)	
Federal	$ 137,145
State	(69,151)
Total deferred tax expense (benefit)	$ 67,994
Total income tax expense (benefit)	$ 776,669

The difference between income tax expense recognized and the amount computed at the Federal statutory rate of 35 percent primarily relates to tax-exempt income (net of nondeductible expenses), meals & entertainment, adjustment of historical tax reserves, and state income taxes (net of federal benefit).

The net deferred income tax asset as of December 31,2007, is as follows:

Deferred income tax	
Assets	$ 3,490,787
Liabilities	(226,100)
Net deferred income tax asset	$ 3,264,687

The 2007 net deferred tax asset is recorded in other assets. Deferred tax assets are comprised principally of intangible assets and various compensation plans. Deferred tax liabilities are comprised principally by accrued expenses. Management has determined that no valuation allowance is necessary for the deferred tax asset at December 31, 2007, as it is anticipated that the asset will be realized.

As of January 1, 2007, the balance of the Corporation's Unrecognized Tax Benefits (UTBs), excluding any related accrual for interest was $303,727 which would, if recognized, affect the effective tax rate or goodwill relating to the acquisition by Bank of America Corporation on October 1, 2007.

The Corporation adopted the provisions of FIN 48, on January 1, 2007. As a result of the implementation of FIN 48, the Corporation recognized a $74,888 increase in the liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows (in thousands of dollars):

Balance at January 1, 2007	$	303,727
Additions based on tax positions related to the current year		123,052
Reductions for tax positions of prior years	$	(4,453)
Balance at December 31, 2007	$	422,326

As a result of the implementation of FIN 48, the Corporation recognized a $3,162 increase in the interest liability for unrecognized tax benefits, which was accounted for as a reduction to the January 1, 2007 balance of retained earnings. As of January 1, 2007, the Corporation's accrual for interest and penalties that relate to income taxes, net of payments on deposit to taxing authorities, was $13,025. Under FIN 48 the Corporation's policy is to accrue income-tax-related interest and penalties (if applicable) in income tax expense. As of December 31, 2007, the remaining balance is $42,228.

The Company is included in the 2007 consolidated Federal income tax return filed by LaSalle Bank Corporation through September 30, 2007. From October 1, 2007 through December 31, 2007 the Company is included in the 2007 consolidated Federal income tax return filed by Bank

of America Corporation. Tax years 2002 and prior have been settled with the Internal Revenue Service. The Internal Revenue Service is currently examining the Corporation's federal income tax returns for the years 2003 – 2005. No examination has commenced for years after 2005. Illinois (1999 – 2003), and multiple other state and local jurisdictions are currently under examinations. It is possible that the balance of UTB's could increase or decrease over the next twelve months, however, management does not expect any potential change to be significant.

8. Compensation Payable and Employee Benefit Plans

LaSalle Bank Corporation sponsors a noncontributory, defined benefit pension plan covering substantially all U.S. salaried employees. Assets held by the plan consist primarily of shares of registered investment companies and pooled trust funds. The Company's allocated expenses totaled approximately $998,851 for the year ended December 31, 2007. The Company also sponsors a profit sharing and savings plan under section 401(k) of the Internal Revenue Service Code, covering substantially all U.S. salaried employees. Under the plan employees contributions are partially matched by the Company. The Company's allocated expense totaled approximately $1,824,148 for the year ended December 31, 2007. The Company provides welfare and life insurance benefits to substantially all U.S. salaried employees and their dependents. The amount charged to expense includes welfare benefits paid to participants, net of participant contributions, and administrative costs. The Company's allocated expense totaled approximately $2,043,813 for the year ended December 31, 2007.

9. Fair Value of Financial Instruments

Effective January 1, 2007, the Corporation adopted SFAS 157, which provides a framework for measuring fair value under GAAP. The Company did not have any adjustments to beginning retained earnings as a result of the adoption of SFAS 157.

SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. SFAS 157 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets or liabilities. Level 1 assets and liabilities include debt and equity securities and derivative contracts that are traded in an active exchange market, as well as certain U.S. Treasury securities that are highly liquid and are actively traded in over-the-counter markets.

Level 2 - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. Level 2 assets and liabilities include debt securities with quoted prices that are traded less frequently than exchange-traded instruments and

derivative contracts whose value is determined using a pricing model with inputs that are observable in the market or can be derived principally from or corroborated by observable market data. This category generally includes U.S. Government and agency mortgage-backed debt securities, corporate debt securities, derivative contracts and residential mortgage loans held-for-sale.

Level 3 - Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. This category generally includes certain private equity investments, retained residual interests in securitizations, residential mortgage servicing rights (MSRs) and highly structured or long-term derivative contracts.

Assets measured at fair value at December 31, 2007 are summarized below:

	Fair Value Measurements Using			
	Level 1	**Level 2**	**Level 3**	**Assets at Fair Value**
Assets				
Securities owned	$50,902,436			$50,902,436
Total assets	**$50,902,436**			**$50,902,436**

10. Commitments and Contingencies

Litigation

In the ordinary course of business, the Company is routinely a defendant in or party to a number of pending and threatened legal actions and proceedings. In certain of these actions and proceedings, claims for substantial monetary damages are asserted against the Company, and certain of these actions and proceedings are based on alleged violations of securities, employment and other laws.

The Company is a defendant in or party to a number of pending legal actions. Based on our analysis and the advice of legal counsel, we do not believe that loss contingencies, if any, arising from pending litigation and regulatory matters will have a material adverse effect on the consolidated financial position or liquidity of the Company, but may be material to the Company's operating results for any particular reporting period, because of our ability to access additional capital and funding through other secured and unsecured lines of credit with LaSalle Corporation. We also believe that these matters have been adequately disclosed, and where appropriate reserved for, in accordance with SFAS 5, "Accounting for Contingencies."

Regulatory Matters

In the ordinary course of its business, the Company is subject to regulatory examinations, information gathering requests, inquiries and investigations. The Company is a registered broker-dealer under the federal securities laws and is subject to regulation by the SEC, the FINRA, and state securities regulators. In connection with several formal and informal inquiries by those agencies, the Company has received numerous requests, subpoenas and orders for documents, testimony and information in connection with various aspects of its regulated activities.

11. Concentration of Risk

In the normal course of business, the Company's customer and clearing activities involve the execution, settlement, and financing of various customer securities transactions that settle in accordance with industry practice, which for most securities, is currently three business days after trade date. These activities may expose the Company to off-balance sheet credit and market risk in the event the customer or other broker is unable to fulfill its contractual obligations and the Company is required to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the credit worthiness of the customer or issuer of the instrument held as collateral.

12. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method of computing net capital permitted by the rule, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. Business restrictions may be imposed if net capital falls below the minimum requirement. Net capital changes on a daily basis. On December 31, 2007, the Company's net capital under the rule was $217,479,432, which was $217,229,432 in excess of the minimum required net capital of $250,000.

13. Subsequent Events

On March 6, 2008, the Company sold its Broker Dealer Services Division to Incapital LLC.

14. Supplemental Cash Flow Information

Non-cash activities are excluded from the consolidated statement of cash flows. For the year ended December 31, 2007, non-cash activities of $75,080 resulting from the implementation of FIN 48 were included in the other liabilities balance of $247,857.

END